Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 39-A-V dated August 7, 2009

Term sheet to
Product Supplement No. 39-A-V
Registration Statement No. 333-155535
Dated April 16, 2010; Rule 433

JPMORGAN CHASE & CO.

Structured Investments	**JPMorgan Chase & Co.** **$** **Buffered Equity Notes Linked to the iShares Russell Microcap® Index Fund due November 10, 2011**

General

- The notes are designed for investors who seek an unleveraged return equal to the appreciation of the iShares Russell Microcap® Index Fund, **without upside return enhancement,** up to a maximum total return on the notes that will not be less than 13.55%* or greater than 18.55%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index Fund declines by more than 15%, be willing to lose up to 85% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 10, 2011†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about May 5, 2010 and are expected to settle on or about May 10, 2010.

Key Terms

Index Fund:	The iShares Russell Microcap® Index Fund ("IWC") (the "Index Fund"). For additional information about the Index Fund, please see Appendix A to this term sheet.
Upside Leverage Factor:	One (1). **There is no upside return enhancement.**
Payment at Maturity:	If the Final Share Price is greater than the Initial Share Price, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Fund Return, subject to a Maximum Total Return on the notes that will not be less than 13.55%* or greater than 18.55%* at maturity. For example, assuming a Maximum Total Return of 13.55%*, if the Index Fund Return is equal to or greater than 13.55%, you will receive the Maximum Total Return on the notes of 13.55%*, which entitles you to a maximum payment at maturity of $1,135.50* for every $1,000 principal amount note that you hold. Accordingly, if the Index Fund Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1,000 + (\$1,000 \times \text{Index Fund Return})$$

	* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.55% or greater than 18.55%.
	Your principal is protected at maturity against up to a 15% decline of the Index Fund. If the Final Share Price has declined by 15% or less from the Initial Share Price, you will receive the principal amount of your notes at maturity.
	If the Final Share Price has declined by more than 15% from the Initial Share Price you will lose 1% of the principal amount of your notes for every 1% that the Index Fund declined beyond 15% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Fund Return} + 15\%)]$$

	You will lose up to $850 per $1,000 principal amount note at maturity if the Index Fund Return reflects a decline of more than 15%.
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Index Fund Return:	The performance of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows:

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price:	The closing price of one share of the Index Fund on the pricing date divided by the Share Adjustment Factor.
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date.
Share Adjustment Factor:	1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes – Payment at Maturity" and "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. 39-A-V for further information about these adjustments.
Observation Date†:	November 5, 2011
Maturity Date†:	November 10, 2011
CUSIP:	48124AMV6

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-A-V.

Investing in the Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 39-A-V and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-A-V and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 39-A-V or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today and assuming a Maximum Total Return of 13.55%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $15.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $15.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-161 of the accompanying product supplement no. 39-A-V.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 16, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-A-V dated August 7, 2009. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-A-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-A-V dated August 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003175/e36256_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNLEVERAGED APPRECIATION POTENTIAL** — The notes provide the opportunity to earn an unleveraged return equal to the appreciation of the Index Fund, as measured by the Index Fund Return, without upside return enhancement, up to the Maximum Total Return on the notes. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 13.55% or greater than 18.55%. Accordingly, the maximum payment at maturity will not be less than $1,135.50 or greater than $1,185.50 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the Final Share Price, as compared to the Initial Share Price, of up to and including 15%. If the Final Share Price declines by more than 15%, as compared to the Initial Share Price, for every 1% decline of the Final Share Price beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **DIVERSIFICATION OF THE iSHARES RUSSELL MICROCAP® INDEX FUND** — The iShares Russell Microcap® Index Fund is an exchange-traded fund of iShares Trust, which is a registered investment company that consists of numerous separate investment portfolios. The iShares Russell Microcap® Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the microcap segment of the U.S. equity market as measured by the Russell Microcap® Index, which we refer to as the Underlying Index. The Underlying Index, as of March 31, 2010, contained 1,535 securities, 1,000 of which are the smallest securities in the small-cap Russell 2000® Index. For additional information about the Index Fund, see "The iShares Russell Microcap® Index Fund" in the accompanying Appendix A.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-V. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as "open transactions". Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the "constructive ownership transaction" rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-A-V, or as "contingent payment debt instruments."

  A "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. Holder, determined as if the U.S. Holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of a note over (ii) the "net underlying long-term capital gain" such U.S. Holder would have had if such U.S. Holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the "issue price" of the note and, upon the date of sale, exchange, settlement or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Capital Gains Tax Treatment", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund or any of the equity securities held by the Index Fund. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-A-V dated August 7, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be exposed to any decline in the Final Share Price, as compared to the Initial Share Price, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 13.55% or greater than 18.55%.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THERE ARE RISKS ASSOCIATED WITH MICROCAP AND SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Underlying Index, which are held by the Index Fund, are issued by companies with relatively small market capitalization ("microcap"). The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Microcap companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Microcap companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, the Index Fund is subject to management risk, which is the risk that the strategy of BlackRock Fund Advisors ("BFA"), the Index Fund's investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BFA may select up to 10% of the Index Fund's assets to be invested in securities not included in its Underlying Index but which BFA believes will help the Index Fund track its Underlying Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA. Any of such actions could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE RUSSELL MICROCAP® INDEX** — The Index Fund does not fully replicate the Russell Microcap® Index, may hold securities not included in the Underlying Index and will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or other securities held by the Index Fund or included in the Underlying Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price per share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities held by the Index Fund;
  - interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory or judicial events that affect the equity securities held by the Index Fund or the stock markets generally;
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Buffer Amount of 15% and assume a Maximum Total Return on the notes of 16.05% (the midpoint of the range from 13.55% to 18.55%) and an Initial Share Price of $47.00 (which is not the actual Initial Share Price applicable to the notes). **The actual Maximum Total Return will be set on the pricing date and will not be less than 13.55% or greater than 18.55%.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Share Price	Hypothetical Index Fund Return	Hypothetical Total Return
$84.60	80.00%	16.05%
$79.90	70.00%	16.05%
$75.20	60.00%	16.05%
$70.50	50.00%	16.05%
$65.80	40.00%	16.05%
$61.10	30.00%	16.05%
$56.40	20.00%	16.05%
$54.54	16.05%	16.05%
$54.05	15.00%	15.00%
$51.70	10.00%	10.00%
$49.35	5.00%	5.00%
$48.18	2.50%	2.50%
$47.47	1.00%	1.00%
$47.00	0.00%	0.00%
$44.65	-5.00%	0.00%
$42.30	-10.00%	0.00%
$39.95	-15.00%	0.00%
$37.60	-20.00%	-5.00%
$32.90	-30.00%	-15.00%
$28.20	-40.00%	-25.00%
$23.50	-50.00%	-35.00%
$18.80	-60.00%	-45.00%
$14.10	-70.00%	-55.00%
$9.40	-80.00%	-65.00%
$4.70	-90.00%	-75.00%
$0.00	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $47.00 to a Final Share Price of $51.70. Because the Final Share Price of $51.70 is greater than the Initial Share Price of $47.00 and the Index Fund Return of 10% does not exceed the hypothetical Maximum Total Return of 13.55%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10\%) = \$1,100$$

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $47.00 to a Final Share Price of $42.30. Because the Final Share Price of $42.30 is less than the Initial Share Price of $47.00 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $47.00 to a Final Share Price of $32.90. Because the Final Share Price of $32.90 is less than the Initial Share Price of $47.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 4: The closing price of one share of the Index Fund increases from the Initial Share Price of $47.00 to a Final Share Price of $61.10. Because the Final Share Price of $61.10 is greater than the Initial Share Price of $47.00, and the Index Fund Return of 30% exceeds the hypothetical Maximum Total Return of 16.05%, the investor receives a payment at maturity of $1,160.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The closing price of one share of the Index Fund decreases from the Initial Share Price of $47.00 to a Final Share Price of $0.00. Because the Final Share Price of $0.00 is less than the Initial Share Price of $47.00 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the 15% Buffer Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graph sets forth the historical performance of the iShares Russell Microcap® Index Fund based on the weekly closing price of one share of the Index Fund from September 9, 2005 through April 9, 2010. The closing price of one share of the Index Fund on April 15, 2010 was $46.62. We obtained the Index Fund closing prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

The iShares Russell Microcap® Index Fund

We have derived all information contained in this document regarding the iShares Russell Microcap® Index Fund (the "Index Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust ("iShares®"), BlackRock Institutional Trust Company, N.A. (formerly known as Barclays Global Investors, N.A., "BTC"), and BlackRock Fund Advisors (formerly known as Barclays Global Fund Advisors, "BFA"). We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources. The Index Fund is an investment portfolio maintained and managed by iShares®. BFA is the investment adviser to the Index Fund. The Index Fund is an exchange traded fund ("ETF") that trades on the New York Stock Exchange Arca, Inc. (the "NYSE Arca") under the ticker symbol "IWC."

iShares® is a registered investment company that consists of a variety of separate investment portfolios, including the Index Fund. On December 1, 2009, BlackRock, Inc. completed its previously-announced acquisition of iShares®. iShares® is a registered trademark of BTC. BFA is the investment advisor to the Index Fund. Information provided to or filed with the SEC by iShares® under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, BFA, and the Index Fund, please see the Prospectus, dated August 1, 2009 (as revised on December 1, 2009). In addition, information about iShares and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document.

Investment Objective and Strategy

The Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization segment of the U.S. equity market, as measured by the Russell Microcap® Index (the "Underlying Index"). The Index Fund holds equity securities of the small-sized companies traded in the U.S. The Underlying Index was developed by Russell Investment Group ("Russell").

As of April 15, 2010, the three largest equity securities of the Index Fund were Dana Holding Corp., Veeco Investments Inc. and Radian Group Inc., and its three largest sectors were financial services, technology and health care.

The Index Fund uses a representative sampling strategy (as described below under "-- Representative Sampling") to try to track the Underlying Index. In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the Index Fund may invest up to 10% of its assets in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

The Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the Underlying Index, and may or may not hold all of the equity securities included in the Underlying Index. The Index Fund invests in a representative sample of securities in the Underlying Index, which collectively have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield), and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the Index Fund's portfolio and the Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to the Index Fund but not to the Underlying Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The Index Fund may concentrate its investments (i.e., hold 25% or more of its total assets) in the stocks of a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.

Holdings Information

As of April 15, 2010, 99.82% of the Index Fund's holdings consisted of equity securities, 0.10% consisted of cash, and 0.08% was in other assets, including dividends booked but not yet received. The following tables summarize the Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of April 15, 2010:

Company	Percentage of Total Holdings
DANA HOLDING CORP	0.73%
VEECO INSTRUMENTS INC	0.70%
RADIAN GROUP INC	0.56%
ARVINMERITOR INC	0.49%
US AIRWAYS GROUP INC	0.45%
FIRST FINANCIAL BANCORP	0.43%
PIER 1 IMPORTS INC	0.40%
DOLLAR THRIFTY AUTOMOTIVE GP	0.39%
SCHWEITZER-MAUDUIT INTL INC	0.35%
FERRO CORP	0.31%

Top holdings by sector as of April 15, 2010:

Sector	Percentage of Total Holdings
Financial Services	23.67%
Technology	17.33%
Health Care	16.24%
Consumer Discretionary	15.90%
Producer Durables	9.66%
Materials & Processing	6.34%
Energy	3.40%
Consumer Staples	2.54%
Utilities	2.06%
Product Durables	1.88%
Other/Undefined	0.99%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up and changes in its components, from publicly available information. The Underlying Index is a stock index calculated, published and disseminated daily by Russell, through numerous data vendors, on the Russell website and in real time on Bloomberg Financial Markets and Reuters Limited. Russell has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Underlying Index.

The Underlying Index (Bloomberg L.P. index symbol "RMICRO") measures the performance of the small capitalization segment of the U.S. equity market. The Underlying Index currently constitutes less than 3% of the U.S. equity market. Only the securities of companies with a total market capitalization of at least $30 million are eligible for the Underlying Index. As a result, the number of the securities included in the Underlying Index will fluctuate due to market conditions. As of March 31, 2010, the Underlying Index contains 1,555 securities, 1,000 of which are the smallest securities in the small-cap Russell 2000® Index selected based on their market capitalization; the other securities in the Underlying Index are selected by Russell based on their growth and value.

The Underlying Index is constructed to provide a measurement of the performance of the microcap segment trading on national exchanges, while excluding lesser-regulated OTC bulletin board securities and pink-sheet stocks due to their failure to meet national exchange listing requirements. The Underlying Index is reconstituted annually to ensure that larger stocks do not distort measurement of the performance of the small capitalization segment.

Disclaimers

The notes are not sponsored, endorsed, sold, or promoted by Frank Russell Company ("Frank Russell") or any successor thereto or index owner and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell Microcap® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell Microcap® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell Microcap® Index is based. Frank Russell's only relationship to JPMorgan Chase & Co. and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell Microcap® Index which is determined, composed and calculated by Frank Russell without regard to JPMorgan Chase & Co. and its affiliates or the notes. Frank Russell is not responsible for and has not reviewed the notes or any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Microcap® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

"Russell Microcap® Index" is a trademark of Frank Russell Company and has been licensed for use by JPMorgan Chase Bank, National Association and its affiliates. This transaction is not sponsored, endorsed, sold, or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of entering into this transaction.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL MICROCAP® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO. AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL MICROCAP® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL MICROCAP® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.